The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated October 4, 2024

October , 2024	Registration Statement Nos. 333-270004 and 333-270004-01; Rule 424(b)(2)

JPMorgan Chase Financial Company LLC
Structured Investments

Digital Notes Linked to the Performance of the Offshore Chinese Renminbi and the Japanese Yen Relative to the U.S. Dollar due October 16, 2025

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

•	The notes are designed for investors who seek a fixed return of at least 15.00%, which we refer to as the Contingent Digital Return, at maturity if a Digital Threshold Event has occurred. A Digital Threshold Event occurs if the Final Value of the offshore Chinese renminbi (relative to the U.S. dollar) is greater than or equal to its Initial Value and the Final Value of the Japanese yen (relative to the U.S. dollar) is less than or equal to its Initial Value. Accordingly, investors will receive the Contingent Digital Return at maturity only if the offshore Chinese renminbi depreciates or remains flat relative to the U.S. dollar over the term of the notes and the Japanese yen appreciates or remains flat relative to the U.S. dollar over the term of the notes.
•	Investors should be willing to forgo interest payments, while seeking full repayment of principal at maturity.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	Minimum denominations of $1,000 and integral multiples thereof
•	The notes are expected to price on or about October 11, 2024 and are expected to settle on or about October 17, 2024.
•	CUSIP: 48135NQX7

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, Annex A to the accompanying prospectus addendum, “Risk Factors” beginning on page PS-11 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement, prospectus and prospectus addendum. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$

(1) See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. In no event will these selling commissions exceed $10.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

If the notes priced today, the estimated value of the notes would be approximately $979.40 per $1,000 principal amount note. The estimated value of the notes, when the terms of the notes are set, will be provided in the pricing supplement and will not be less than $975.00 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information. The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Pricing supplement to product supplement no. 2-I dated April 13, 2023, the prospectus and prospectus supplement, each dated April 13, 2023, and the prospectus addendum dated June 3, 2024

Key Terms

Issuer: JPMorgan Chase Financial Company LLC, a direct, wholly owned finance subsidiary of JPMorgan Chase & Co.

Guarantor: JPMorgan Chase & Co.

Reference Currency: The offshore Chinese renminbi (“CNH”) and the Japanese yen (“JPY”)

Base Currency: The U.S. dollar (“USD”)

Contingent Digital Return: At least 15.00% (to be provided in the pricing supplement)

Pricing Date: On or about October 11, 2024

Original Issue Date (Settlement Date): On or about October 17, 2024

Observation Date*: October 10, 2025

Maturity Date*: October 16, 2025

Spot Rate: With respect to each Reference Currency, the Spot Rate on any relevant day is expressed as a number of units of that Reference Currency per one U.S. dollar and is equal to the exchange rate for that Reference Currency per one U.S. dollar as reported by Bloomberg Professional® service (“Bloomberg”) on page “USDCNH T150 Curncy” for CNH or page “USDJPY T150 Curncy” for JPY (or, in each case, any successor page) at approximately 3:00 p.m., Tokyo time, on that day.

Currency Business Day: A “currency business day,” with respect to each Reference Currency, means a day, as determined by the calculation agent, on which (a) dealings in foreign currency in accordance with the practice of the foreign exchange market occur in the City of New York and the principal financial center for the that Reference Currency (with respect to CNH, Hong Kong; and with respect to JPY, Tokyo, Japan) and (b) banking institutions in the City of New York and that principal financial center for that Reference Currency are not otherwise authorized or required by law, regulation or executive order to close.

Payment at Maturity:

If a Digital Threshold Event has occurred, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Contingent Digital Return)

If a Digital Threshold Event has not occurred, you will receive the principal amount of your notes at maturity.

You are entitled to repayment of principal in full at maturity, subject to the credit risks of JPMorgan Financial and JPMorgan Chase & Co.

Digital Threshold Event: A Digital Threshold Event occurs if the Final Value of CNH is greater than or equal to its Initial Value and the Final Value of JPY is less than or equal to its Initial Value.

Initial Value: With respect to each Reference Currency, the Spot Rate of that Reference Currency on the Pricing Date

Final Value: With respect to each Reference Currency, the Spot Rate of that Reference Currency on the Observation Date

* Subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to Multiple Underlyings” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

PS-1 | Structured Investments Digital Notes Linked to the Performance of the Offshore Chinese Renminbi and the Japanese Yen Relative to the U.S. Dollar

Supplemental Terms of the Notes

Any values of the Reference Currencies relative to the Base Currency, and any values derived therefrom, included in this pricing supplement may be corrected, in the event of manifest error or inconsistency, by amendment of this pricing supplement and the corresponding terms of the notes.  Notwithstanding anything to the contrary in the indenture governing the notes, that amendment will become effective without consent of the holders of the notes or any other party.

How Do Exchange Rates Work?

Exchange rates reflect the amount of one currency that can be exchanged for a unit of another currency.  The Spot Rate of each Reference Currency is expressed as a number of units of that Reference Currency per one U.S. dollar.

As a result, a decrease in the Spot Rate from the Initial Value to the Final Value means that the applicable Reference Currency has appreciated / strengthened relative to the U.S. dollar from the Initial Value to the Final Value.  This means that one unit of the applicable Reference Currency could purchase more U.S. dollars on the Observation Date than it could on the Pricing Date.  Viewed another way, it would take fewer units of the applicable Reference Currency to purchase one U.S. dollar on the Observation Date than it did on the Pricing Date.

Conversely, an increase in the Spot Rate from the Initial Value to the Final Value means that the applicable Reference Currency has depreciated / weakened relative to the U.S. dollar from the Initial Value to the Final Value.  This means that it would take more units of the applicable Reference Currency to purchase one U.S. dollar on the Observation Date than it did on the Pricing Date.  Viewed another way, one unit of the applicable Reference Currency could purchase fewer U.S. dollars on the Observation Date than it could on the Pricing Date.

PS-2 | Structured Investments Digital Notes Linked to the Performance of the Offshore Chinese Renminbi and the Japanese Yen Relative to the U.S. Dollar

How the Notes Work

Digital Threshold Event:

A Digital Threshold Event occurs if the Final Value of CNH is greater than or equal to its Initial Value and the Final Value of JPY is less than or equal to its Initial Value.

Upside Scenario:

If a Digital Threshold Event has occurred, investors will receive at maturity the $1,000 principal amount plus a fixed return equal to the Contingent Digital Return of at least 15.00%, which reflects the maximum return at maturity.

•	Assuming a hypothetical Contingent Digital Return of 15.00%, if the Final Value of CNH increases 10.00% and the Final Value of JPY declines 5.00%, a Digital Threshold Event has occurred and investors will receive at maturity a return equal to 15.00%, or $1,150.00 per $1,000 principal amount note.
•	Assuming a hypothetical Contingent Digital Return of 15.00%, if the Final Value of CNH increases 40.00% and the Final Value of JPY declines 20.00%, a Digital Threshold Event has occurred and investors will receive at maturity a return equal to 15.00%, or $1,150.00 per $1,000 principal amount note.

Par Scenario:

If a Digital Threshold Event has not occurred, investors will receive at maturity the principal amount of their notes.

•	If the Final Value of CNH declines 5.00% and the Final Value of JPY increases 10.00%, a Digital Threshold Event has not occurred and investors will receive at maturity only the principal amount of their notes.
•	If the Final Value of CNH declines 10.00% and the Final Value of JPY declines 20.00%, a Digital Threshold Event has not occurred and investors will receive at maturity only the principal amount of their notes.
•	If the Final Value of CNH increases 20.00% and the Final Value of JPY increases 5.00%, a Digital Threshold Event has not occurred and investors will receive at maturity only the principal amount of their notes.

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term.  These hypotheticals do not reflect the fees or expenses that would be associated with any sale in the secondary market.  If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement and product supplement and in Annex A to the accompanying prospectus addendum.

Risks Relating to the Notes Generally

•	THE NOTES MAY NOT PAY MORE THAN THE PRINCIPAL AMOUNT AT MATURITY —

If a Digital Threshold Event has not occurred, you will receive only the principal amount of your notes at maturity, and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time.

•	YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE CONTINGENT DIGITAL RETURN,

regardless of any depreciation of the offshore Chinese renminbi relative to the U.S. dollar, which may be significant, or any appreciation of the Japanese yen relative to the U.S. dollar, which may be significant.

•	YOUR ABILITY TO RECEIVE THE CONTINGENT DIGITAL RETURN MAY TERMINATE ON THE OBSERVATION DATE —

If a Digital Threshold Event has not occurred, you will not be entitled to receive the Contingent Digital Return at maturity.

•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. —

Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS —

As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities and the collection of intercompany obligations. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of JPMorgan Chase & Co. to make payments under loans made by us to

PS-3 | Structured Investments Digital Notes Linked to the Performance of the Offshore Chinese Renminbi and the Japanese Yen Relative to the U.S. Dollar

JPMorgan Chase & Co. or under other intercompany agreements. As a result, we are dependent upon payments from JPMorgan Chase & Co. to meet our obligations under the notes. We are not a key operating subsidiary of JPMorgan Chase & Co. and in a bankruptcy or resolution of JPMorgan Chase & Co. we are not expected to have sufficient resources to meet our obligations in respect of the notes as they come due. If JPMorgan Chase & Co. does not make payments to us and we are unable to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co. For more information, see the accompanying prospectus addendum.

•	THE NOTES DO NOT PAY INTEREST.
•	THE NOTES MIGHT NOT PAY AS MUCH AS A DIRECT INVESTMENT IN THE REFERENCE CURRENCY —

You may receive a lower payment at maturity than you would have received if you had invested directly in either Reference Currency or contracts related to either Reference Currency for which there is an active secondary market.

•	LACK OF LIQUIDITY —

The notes will not be listed on any securities exchange. Accordingly, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes. You may not be able to sell your notes. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

•	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT —

You should consider your potential investment in the notes based on the minimums for the estimated value of the notes and the Contingent Digital Return.

Risks Relating to Conflicts of Interest

•	POTENTIAL CONFLICTS —

We and our affiliates play a variety of roles in connection with the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests are potentially adverse to your interests as an investor in the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement.

Risks Relating to the Estimated Value and Secondary Market Prices of the Notes

•	THE ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES —

The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes will exceed the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.

•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES —

See “The Estimated Value of the Notes” in this pricing supplement.

•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE —

The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.

PS-4 | Structured Investments Digital Notes Linked to the Performance of the Offshore Chinese Renminbi and the Japanese Yen Relative to the U.S. Dollar

•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD —

We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES —

Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices may exclude selling commissions, projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy the notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS —

The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the value of each Reference Currency relative to the Base Currency. Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market. See “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement.

Risks Relating to the Reference Currencies

•	THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK —

Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The value of the offshore Chinese renminbi, the Japanese yen or the U.S. dollar is at any moment a result of the supply and demand for that currency. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in China, Japan and the United States, and other relevant countries or regions.

Of particular importance to potential currency exchange risk are:

•	existing and expected rates of inflation;
•	existing and expected interest rate levels;
•	the balance of payments in China, Japan and the United States, and between each country and its major trading partners;
•	political, civil or military unrest in China, Japan and the United States; and
•	the extent of governmental surplus or deficit in China, Japan and the United States.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by China, Japan and the United States, and those of other countries important to international trade and finance.

•	GOVERNMENTAL INTERVENTION COULD MATERIALLY AND ADVERSELY AFFECT THE VALUE OF THE NOTES —

Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government or left to float freely.  Governments, including those of China, Japan and the United States, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies.  They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency.  Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.

•	THE NOTES ARE LINKED IN PART TO THE PERFORMANCE OF AN EMERGING MARKET CURRENCY RELATIVE TO THE U.S. DOLLAR AND THEREFORE EXPOSURE YOU TO SIGNIFICANT CURRENCY RISK —
PS-5 | Structured Investments Digital Notes Linked to the Performance of the Offshore Chinese Renminbi and the Japanese Yen Relative to the U.S. Dollar

An investment in the notes is subject to the risk of significant adverse fluctuations in the performance of an emerging market currency, the offshore Chinese renminbi, relative to the U.S. dollar.  Currencies of emerging economies are often subject to more frequent and larger central bank interventions than the currencies of developed countries and are also more likely to be affected by drastic changes in monetary or exchange rate policies of the issuing countries, which may negatively affect the value of the notes.

The “onshore” Chinese renminbi/U.S. dollar exchange rate is managed by the Chinese government and may also be influenced by political or economic developments in China or elsewhere and by macroeconomic factors and speculative actions. The People’s Bank of China, the monetary authority in China, sets the spot rate of the Chinese renminbi, and the Chinese government may also use a variety of techniques, such as intervention by its central bank or imposition of regulatory controls or taxes, to affect the USD/CNH exchange rate.  From 1994 to 2005, the Chinese government used a managed floating exchange rate system, under which the People’s Bank of China allowed the “onshore” Chinese renminbi/U.S. dollar exchange rate to float within a very narrow band around the central exchange rate published daily by the People’s Bank of China.  In July 2005, the People’s Bank of China revalued the renminbi by 2% and announced that in the future it would set the value of the renminbi with reference to a basket of currencies rather than solely with reference to the U.S. dollar.  In addition, the People’s Bank of China announced that the reference basket of currencies used to set the value of the renminbi would be based on a daily poll of “onshore” market dealers and other undisclosed factors.  Movements in the “onshore” Chinese renminbi/U.S. dollar exchange rate within the narrow band established by the People’s Bank of China result from the supply of, and the demand for, those two currencies and fluctuations in the reference basket of currencies.  However, in 2011, China adopted its 12th Five-Year Plan, which calls for continued economic reform and market-oriented policies.  Inasmuch as these policies are accepted and carried out, the value of the Chinese renminbi could be affected.  In the future, the Chinese government may also issue a new currency to replace its existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of the Chinese renminbi in ways that may be adverse to your interests.  Further, the Chinese renminbi is not fully convertible into other currencies.  The exchange rate is also influenced by political or economic developments in China, the United States or elsewhere and by macroeconomic factors and speculative actions.

While the inflow and outflow of the renminbi in China has historically been tightly controlled by the People’s Bank of China, there have been signs in recent years of a nascent but fast growing offshore renminbi market, with foreign exchange reforms implemented in 2010 serving as the catalyst.  These reforms allow the renminbi to move to Hong Kong from mainland China without restriction if it is for the purpose of international trade settlement (e.g., import payments).  Once moved offshore, this renminbi is reclassified from “CNY” renminbi to so-called “CNH” renminbi, which has no mainland restriction as to its end-use if it remains offshore.  However, the growth of the CNH market may be impeded as China still tightly regulates the “back flow” of CNH into the onshore mainland market, in part to protect domestic markets.  This creates a separate currency market for the onshore versus the offshore renminbi with different levels of exchange rates driven by capital control measures, supply and demand and arbitrage opportunities.  No assurance can be given with respect to any future changes in the policy of China dealing with offshore renminbi trading.  To the extent that management of the renminbi by the People’s Bank of China has resulted in and currently results in trading levels that do not fully reflect market forces, any further changes in the government’s management of the “onshore” Chinese renminbi/U.S. dollar exchange rate could result in significant movement in the value of the “offshore” Chinese renminbi/U.S. dollar exchange rate.   China may regulate the “offshore” Chinese renminbi/ U.S. dollar exchange rate, or the delivery of the renminbi in Hong Kong, in a manner that is adverse to your interest in the notes.  Changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in China and the United States, including capital control measures and economic and political developments in other countries.

•	EVEN THOUGH THE REFERENCE CURRENCIES AND THE U.S. DOLLAR TRADE AROUND-THE-CLOCK, THE NOTES WILL NOT —

Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the offshore Chinese renminbi, the Japanese yen and the U.S. dollar are traded.  Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes.  Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.

•	CURRENCY EXCHANGE RISKS CAN BE EXPECTED TO HEIGHTEN IN PERIODS OF FINANCIAL TURMOIL —

In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions.  In addition, governments around the world, including the governments of China, Japan and the United States and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies.  Such interventions affect currency exchange rates globally and, in particular, the values of

PS-6 | Structured Investments Digital Notes Linked to the Performance of the Offshore Chinese Renminbi and the Japanese Yen Relative to the U.S. Dollar

the offshore Chinese renminbi relative to the U.S. dollar and the Japanese yen relative to the U.S. dollar.  Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.

•	CURRENCY MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN —

The calculation agent may, in its sole discretion, determine that the currency markets have been affected in a manner that prevents it from properly determining, among other things, the Spot Rates.  These events may include disruptions or suspensions of trading in the currency markets as a whole, and could be a Convertibility Event, a Deliverability Event, a Liquidity Event, a Taxation Event, a Discontinuity Event or a Price Source Disruption Event.  See “The Underlyings — Currencies — Market Disruption Events for a Reference Currency Relative to a Base Currency” in the accompanying product supplement for further information on what constitutes a market disruption event.

PS-7 | Structured Investments Digital Notes Linked to the Performance of the Offshore Chinese Renminbi and the Japanese Yen Relative to the U.S. Dollar

The Spot Rates

With respect to each Reference Currency, the Spot Rate on any relevant day is expressed as a number of units of that Reference Currency per one U.S. dollar and is equal to the exchange rate for that Reference Currency per one U.S. dollar as reported by Bloomberg on page “USDCNH T150 Curncy” for CNH or page “USDJPY T150 Curncy” for JPY (or, in each case, any successor page) at approximately 3:00 p.m., Tokyo time, on that day.

Historical Information

The following graph sets forth the historical performance of each Reference Currency relative to the U.S. dollar, expressed in terms of the conventional market quotation (i.e., the amount of that Reference Currency that can be exchanged for one U.S. dollar, which we refer to in this pricing supplement as the exchange rate) as shown on Bloomberg, from January 4, 2019 through September 27, 2024. The Spot Rate of CNH on October 4, 2024 was 7.0579 and the Spot Rate of JPY on October 4, 2024 was 146.070, in each case calculated in the manner set forth under “Key Terms — Spot Rate” in this pricing supplement.

The Spot Rate of CNH increases when CNH depreciates in value against the U.S. dollar, and the Spot Rate of JPY increases when JPY appreciates in value against the U.S. dollar.

We obtained the Spot Rates above and below from Bloomberg, without independent verification. The historical performance of the Spot Rate of each Reference Currency should not be taken as indications of future performance, and no assurance can be given as to the Spot Rate of either Reference Currency on the Pricing Date or the Observation Date. There can be no assurance that the performance of the Spot Rate of either Reference Currency will result in a payment at maturity in excess of your principal amount, subject to the credit risks of JPMorgan Financial and JPMorgan Chase & Co.

PS-8 | Structured Investments Digital Notes Linked to the Performance of the Offshore Chinese Renminbi and the Japanese Yen Relative to the U.S. Dollar

Treatment as Short-Term Obligations

You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences,” and in particular the subsection thereof entitled “— Tax Consequences to U.S. Holders — Notes Treated as Debt Instruments That Have a Term of Not More than One Year,” in the accompanying product supplement no. 2-I. In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, the notes will be treated as “short-term obligations” for U.S. federal income tax purposes as described in the section entitled “Material U.S. Federal Income Tax Consequences— Tax Consequences to U.S. Holders —Notes Treated as Debt Instruments That Have a Term of Not More than One Year” in the accompanying product supplement. No statutory, judicial or administrative authority directly addresses the treatment of the notes or instruments similar to the notes for U.S. federal income tax purposes, and no ruling is being requested from the Internal Revenue Service with respect to the notes. As a result, certain aspects of the tax treatment of an investment in the notes are uncertain. If you hold your notes to maturity, any gain you realize should be treated as ordinary income. As discussed in the accompanying product supplement, it is unclear whether the notes are subject to the rules of Section 988 of the Code and, if so, the extent to which any gain or loss recognized with respect to accruals of interest on, or upon a disposition of, notes could be characterized as ordinary foreign currency gain or loss. Any foreign currency losses on the notes in excess of a certain threshold would be subject to special reporting requirements. You should discuss the possible application of these rules with your tax adviser. The discussions herein and in the accompanying product supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Code. Purchasers who are not initial purchasers of the notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes.

The discussion in the preceding paragraph, when read in combination with the section entitled “Material U.S. Federal Income Tax Consequences” (and in particular the subsection thereof entitled “— Tax Consequences to U.S. Holders — Notes Treated as Debt Instruments That Have a Term of Not More than One Year”) in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. For additional information, see “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement.

The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time.

The estimated value of the notes does not represent future values of the notes and may differ from others’ estimates. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions.

The estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because

PS-9 | Structured Investments Digital Notes Linked to the Performance of the Offshore Chinese Renminbi and the Japanese Yen Relative to the U.S. Dollar

hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits, if any, realized in hedging our obligations under the notes may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. This initial predetermined time period is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “How the Notes Work” in this pricing supplement for an illustration of the risk-return profile of the notes and “The Spot Rate” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these notes are a part, the accompanying prospectus addendum and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement, the accompanying product supplement and in Annex A to the accompanying prospectus addendum, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 2-I dated April 13, 2023: http://www.sec.gov/Archives/edgar/data/19617/000121390023029567/ea151907_424b2.htm
•	Prospectus supplement and prospectus, each dated April 13, 2023: http://www.sec.gov/Archives/edgar/data/19617/000095010323005751/crt_dp192097-424b2.pdf
•	Prospectus addendum dated June 3, 2024: http://www.sec.gov/Archives/edgar/data/1665650/000095010324007599/dp211753_424b3.htm
PS-10 | Structured Investments Digital Notes Linked to the Performance of the Offshore Chinese Renminbi and the Japanese Yen Relative to the U.S. Dollar

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

PS-11 | Structured Investments Digital Notes Linked to the Performance of the Offshore Chinese Renminbi and the Japanese Yen Relative to the U.S. Dollar